

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 27, 2024

Martin K. Birmingham
President and CEO
Financial Institutions, Inc.
220 Liberty Street
Warsaw, NY 14569

> **Re: Financial Institutions, Inc.**
> **Registration Statement on Form S-3**
> **Filed November 26, 2024**
> **File No. 333-283475**

Dear Martin K. Birmingham:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Madeleine Joy Mateo at 202-551-3465 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Jeffrey M. Cardone, Esq.